UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36362

BioLife Solutions, Inc.

(BioLife Solutions, LLC, as successor by merger to BioLife Solutions, Inc.)

(Exact name of registrant as specified in its charter)

c/o Repligen Corporation

41 Seyon Street, Bldg. 1, Suite 100

Waltham, MA

(781) 250-0111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On October 6, 2026, pursuant to the Agreement and Plan of Merger, dated as of July 21, 2026, by and among Repligen Corporation, a Delaware corporation (“Repligen”), BioLife Solutions, Inc., a Delaware corporation (“BioLife”), Bravo Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Repligen (“Merger Sub 1”), and Bravo Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Repligen (“Merger Sub 2”), Merger Sub 1 merged with and into BioLife with BioLife surviving as a direct, wholly owned subsidiary of Repligen, and immediately thereafter, BioLife merged with and into Merger Sub 2, with Merger Sub 2 surviving as a direct, wholly owned subsidiary of Repligen, and renamed as “BioLife Solutions, LLC.”

Pursuant to the requirements of the Securities Exchange Act of 1934, BioLife Solutions, LLC (as successor by merger to BioLife Solutions, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 16, 2026

BIOLIFE SOLUTIONS, LLC
as successor by merger to BioLife Solutions, Inc.

By:	/s/ George Scott
Name:	George Scott
Title:	President and Authorized Person